Antero Resources Midstream Management LLC

1615 Wynkoop Street

Denver, Colorado 80202

April 24, 2017

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Mara L. Ransom, Assistant Director

Office of Consumer Products

Re:                             Antero Resources Midstream Management LLC

Registration Statement on Form S-1

Response Dated April 19, 2017

CIK No. 0001623925

Ladies and Gentlemen:

Set forth below are the responses of Antero Resources Midstream Management LLC (the “Company,” or “we”) to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated April 20, 2017, with respect to the Company’s correspondence submitted to the Commission on April 19, 2017 regarding the Company’s  registration statement on Form S-1 (the “Registration Statement”).  Concurrently with the submission of this letter, we are filing through EDGAR Amendment No. 3 to the Registration Statement (“Amendment No. 3”).  For your convenience, we will hand-deliver three full copies of Amendment No. 3, as well as three copies of the Registration Statement marked to show all changes made since the previous filing of the Registration Statement.

For the convenience of the Staff, we have reproduced the Staff’s comments in bold, italicized text and have followed each comment with the Company’s response. All references to page numbers and captions correspond to Amendment No. 3 unless otherwise specified.

Capitalization, page 67

1.              We note the pro forma column of your capitalization table reflects a balance of zero for total equity after the Reorganization. We also note the disclosure in footnote (1) to this table. Throughout your filing where you describe the transactions that will occur in connection with the Reorganization, please make disclosures similar to footnote (1); this footnote appears to be the only location in your filing where you currently disclose that you will distribute all of the Predecessor’s cash and reduce its total equity to zero prior to this offering. We believe this is important information to convey to your investors.

RESPONSE:  We acknowledge the Staff’s comment and have revised the Registration Statement accordingly.  Please see pages 16-17, 26, 66 and 89.

Our Cash Distribution Policy and Restrictions on Distributions

Overview of Presentation, page 74

2.              In the first paragraph in this section you state that you believe you will be able to pay a quarterly distribution of $0.32 per common share “for each quarter” during the twelve-month period ending June 30, 2018. Please revise to indicate that the $0.32 distribution is for the entire twelve-month period ending June 30, 2018 rather than for each quarter.

RESPONSE:  We acknowledge the Staff’s comment and have revised the Registration Statement accordingly.  Please see page 76.

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Please direct any questions or comments regarding this correspondence to our counsel, Ryan J. Maierson of Latham & Watkins LLP at (713) 546-7420.

Sincerely,

Antero Resources Midstream Management LLC

/s/ Glen C. Warren, Jr.
Name:	Glen C. Warren, Jr.
Title:	President, Chief Financial Officer and Secretary

Enclosures

cc:                                Alvyn A. Schopp, Antero Resources Midstream Management LLC

Yvette K. Schultz, Antero Resources Midstream Management LLC

William N. Finnegan IV, Latham & Watkins LLP

Ryan J. Maierson, Latham & Watkins LLP

David P. Oelman, Vinson & Elkins L.L.P.